January 12, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Photozou Holdings, Inc. to be filed with the Securities and Exchange Commission on or about January 15, 2024. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas